UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

GOODRICH PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

382410843

(CUSIP Number)

December 4, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382410843	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Deep Basin Capital LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 621,693
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 621,693

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,693
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IA

(1)

The percentage set forth in Row 11 of this Cover Page is based on the 12,312,750 shares of Common Stock (as defined herein) outstanding as of November 7, 2019, as reported on the Form 10-Q filed by the Issuer (as defined herein) with the Securities and Exchange Commission on November 7, 2019 (“Form 10-Q”).

CUSIP No. 382410843	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Deep Basin Long-Short Master Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 421,365
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 421,365

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,365
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	The percentage set forth in Row 11 of this Cover Page is based on the 12,312,750 shares of Common Stock outstanding as of November 7, 2019, as reported on Form 10-Q.

CUSIP No. 382410843	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer

Goodrich Petroleum Corporation

(b)	Address of Issuer’s principal executive offices

801 Louisiana, Suite 700, Houston, Texas 77002

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed on behalf of Deep Basin Capital LP (“Deep Basin”) and Deep Basin Long-Short Master Fund LP (the “Fund”) with respect to the shares of Common Stock, $0.01 par value per share (the “Common Stock”), of Goodrich Petroleum Corporation, a Delaware corporation (the “Issuer”).

Deep Basin acts as investment manager to, and exercises investment discretion with respect to the Common Stock directly owned by, a number of accounts and investment vehicles, including the Fund.

The filing of this statement should not be construed as an admission that Deep Basin is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of the Common Stock reported herein.

(b)	Address or principal business office or, if none, residence

6 Suburban Avenue, Stamford, Connecticut 06901

(c)	Citizenship

See Row 4 of each Cover Page.

(d)	Title of class of securities

Common Stock, par value $0.01 per share

(e)	CUSIP No.

382410843

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 382410843	13G	Page 5 of 6 Pages

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 382410843	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 12, 2019

DEEP BASIN CAPITAL LP

By:	/s/ Christian G. Hildenbrand
Christian G. Hildenbrand, Chief Compliance Officer

DEEP BASIN LONG-SHORT MASTER FUND LP

BY: DEEP BASIN LONG-SHORT FUND GP LLC, its general partner

By:	/s/ Christian G. Hildenbrand
Christian G. Hildenbrand, Chief Compliance Officer